Via Facsimile and U.S. Mail
Mail Stop 6010

May 10, 2007

Ms. Elizabeth Brown
Acting Chief Financial Officer
Acambis PLC
Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
United Kingdom

Re: Acambis PLC
       Form 20-F for the fiscal year ended December 31, 2005
       File No. 000-30126

Dear Ms. Brown:

        We have completed our review of your Form 20-F and have no further comments at this time.

                         Sincerely,

                         Jim Rosenberg
                         Senior Assistant Chief Accountant